Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated January 10, 2013
Relating to the Preliminary Prospectus dated January 10, 2013
Registration Statement No. 333-185949

4300 Wildwood Parkway
Atlanta, GA  30339
1-888-502-BLUE
www.BlueLinxCo.com

BlueLinx Contacts:

Doug Goforth, CFO & Treasurer	Investor Relations:
BlueLinx Holdings Inc.	Maryon Davis, Director Finance & IR
(770) 953-7505	(770) 221-2666

FOR IMMEDIATE RELEASE

BLUELINX FILES REGISTRATION STATEMENT FOR PLANNED RIGHTS OFFERING
– $40 Million Rights Offering –

ATLANTA – January 10, 2013 – BlueLinx Holdings Inc. (NYSE:BXC), a leading distributor of building products in North America,  today announced that it plans to commence a rights offering of common stock to its stockholders which, if fully subscribed, will produce gross proceeds to the Company of approximately $40 million.  The Company expects to utilize the estimated net proceeds of the rights offering of approximately $38.8 million to repay indebtedness under its U.S. revolving credit facility.

As of December 29, 2012, debt outstanding under the Company’s revolving credit facilities was approximately $171.4 million and excess availability under these facilities was approximately $86.6 million.  After giving effect to the rights offering and the application of the estimated net proceeds therefrom, debt outstanding under the Company’s revolving credit facilities as of December 29, 2012 would have been $132.6 million and excess availability would have been approximately $125.4 million.  Substantially all of the Company’s remaining indebtedness of $209.6 million as of December 29, 2012 consists of mortgage indebtedness which is an obligation of the Company, but not an obligation of its operating subsidiary; the operating subsidiary is the counterparty to substantially all of the Company’s trade payables and other ordinary course liabilities.  In addition, such mortgage indebtedness is secured by real property owned by the Company which the Company believes has a current fair market value in excess of the related mortgage debt.

Cerberus ABP Investor LLC ("Cerberus"), the Company’s majority shareholder, has indicated that it intends, subject to the exercise price of the rights being set at an acceptable amount, to exercise all of the rights issued to it and to subscribe for the maximum additional shares pursuant to the over-subscription privilege that it would be entitled to purchase. However, such indication is not binding, and Cerberus is not legally obligated to do so.

The Company is conducting the rights offering because, as the housing market and general economic conditions continue to improve, the additional capital raised in the rights offering would allow the Company to participate more fully in these improving conditions.  The Company’s sales depend heavily on the strength of national and local new residential construction and home improvement and remodeling markets, which are showing signs of significant improvement. Moreover, the government’s legislative and administrative measures aimed at restoring liquidity to the credit markets and providing relief to homeowners facing foreclosure are beginning to show positive results. The overall housing market and economy are also improving, which is expected to lead to a considerable increase in residential construction and, to a lesser extent, in home improvement activity.  If the Company and its industry continue to recover from the historic housing market downturn, the Company expects its sales to improve and therefore its need for inventory and its accounts receivable to increase.  This increase in working capital is expected to use some of the Company’s current excess availability under its revolving credit facilities.  While the Company believes that the amounts currently available from its revolving credit facilities and other sources will be sufficient to fund its routine operations and capital requirements for at least the next 12 months, it is conducting the rights offering to provide it with a stronger liquidity position and allow it to more fully participate in the improving housing market. The Company believes that this stronger liquidity position will also give the Company an advantage over many competitors that have less liquidity and less or no access to additional capital, and therefore may not be able to fully participate in the opportunities that arise in a growing market.

BlueLinx Files Registration Statement For Planned Rights Offering

The Company has filed with the Securities and Exchange Commission a registration statement covering the transaction, and the distribution of rights and commencement of the rights offering is expected to occur promptly following the effectiveness of that registration statement.

The Company plans to distribute to its common stockholders non-transferable rights to subscribe for and purchase up to $40 million of its common stock.  In addition to being able to purchase their pro rata portion of the shares offered based on their ownership as of the record date for the rights offering, stockholders may oversubscribe for additional shares of common stock.  The Company anticipates that the record date and the subscription price will be determined at or about the time that the SEC declares the Company’s registration statement effective.

About BlueLinx Holdings Inc.

Headquartered in Atlanta, Georgia, BlueLinx Holdings Inc., operating through its wholly owned subsidiary BlueLinx Corporation, is a leading distributor of building products in North America. Employing approximately 1,900 people, BlueLinx offers greater than 10,000 products from over 750 suppliers to service approximately 11,500 customers nationwide, including dealers, industrial manufacturers, manufactured housing producers and home improvement retailers. The Company operates its distribution business from sales centers in Atlanta and Denver, and its network of approximately 55 distribution centers.  BlueLinx is traded on the New York Stock Exchange under the symbol BXC.

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to our proposed rights offering and our outlook on the housing industry.  All of these forward-looking statements are based on estimates and assumptions made by our management that, although believed by BlueLinx to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of BlueLinx’ control that may cause its business, strategy or actual results to differ materially from the forward-looking statements. These risks and uncertainties may include, among other things: completion of the proposed rights offering; changes in the supply and/or demand for products that it distributes, especially as a result of conditions in the residential housing market; general economic and business conditions in the United States; the activities of competitors; changes in significant operating expenses; changes in the availability of capital, including the availability of residential mortgages; the ability to identify acquisition opportunities and effectively and cost-efficiently integrate acquisitions; adverse weather patterns or conditions; acts of war or terrorist activities; variations in the performance of the financial markets; and other factors described under “Risk Factors” in the Company’s preliminary prospectus included as part of the Registration Statement on Form S-1 filed by the Company in connection with this offering and in its periodic reports filed with the Securities and Exchange Commission from time to time. Given these risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements. BlueLinx undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, changes in expectation or otherwise, except as required by law.

BlueLinx Files Registration Statement For Planned Rights Offering

Registration Statement

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, or our information agent for the offering, Eagle Rock Proxy Advisors, LLC, will arrange to send you the prospectus if you request it by calling toll free (855) 612-6975.

To review a filed copy of our current rights offering registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1301787/000118811213000077/d30066.htm

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